G-405

[redacted]

03011641

U.S. DEPARTMENT OF THE TREASURY

RECD S.E.C. MAR 0 4 2003 1086

OMB APPROVAL
OMB = 1505-0100
Expires: September 1998

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37708

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

CANTOR FITZGERALD SECURITIES

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

135 East 57th St.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson — (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York	NY	10281 - 1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

AFFIRMATION

I, Jeffrey M. Chertoff, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Cantor Fitzgerald Securities and subsidiaries as of December 31, 2002 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 5 of the consolidated financial statements.

Signature

Chief Financial Officer

Title

Notary Public

CAROLINE A. KOSTER
Notary Public, State of New York
No. 02KO6079234
Qualified in New York County
Commission Expires August 19, 2006

CANTOR FITZGERALD SECURITIES
AND SUBSIDIARIES
(S.E.C. I.D. No. 8-37708)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to
Section 405.2 of the regulations pursuant to
Section 15C of the Securities Exchange Act of 1934,
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Securities:

We have audited the accompanying consolidated statement of financial condition of Cantor Fitzgerald Securities and subsidiaries (the "Partnership") as of December 31, 2002 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Securities and subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2003

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash			$	96,053,564
Cash and securities segregated under federal and other regulations				49,617,907
Securities owned:				
Pledged as collateral	$	50,543,975		
Unencumbered		21,898,083		72,442,058
Securities purchased under agreements to resell				9,872,736,443
Securities borrowed				63,631,208
Receivables from brokers, dealers and clearing organizations				2,057,658,230
Receivables from customers				64,740,469
Fixed assets (net of accumulated depreciation of $56,287,456)				61,432,686
Receivables from affiliates				255,342,347
Investments and intangibles				30,766,193
Other assets				32,874,674
Total assets			$	12,657,295,779

Liabilities and Partners' Capital

Bank loans payable	$	122,620,821
Securities sold, not yet purchased		5,326,968
Securities sold under agreements to repurchase		10,127,165,716
Securities loaned		79,755,109
Payables to brokers, dealers and clearing organizations		1,397,732,939
Payables to customers		62,679,186
Payables to affiliates		156,534,382
Accounts payable and accrued liabilities		62,553,405
Other liabilities		25,179,703
		12,039,548,229
Minority interest		142,198,762
Partners' capital		475,548,788
Total liabilities and partners' capital	$	12,657,295,779

See notes to consolidated statement of financial condition

1. **Summary of Significant Accounting Policies**

Basis of Presentation: Cantor Fitzgerald Securities ("CFS") and its subsidiaries (collectively, the "Partnership") principally engage in business as brokers and dealers in U.S. and foreign government, equity, corporate and municipal securities and as a futures commission merchant in commodities. The Partnership is owned by Cantor Fitzgerald, L.P. ("CFLP" - 99.50%), CF Group Management, Inc. ("CFGM" - .25%) and Cantor Fitzgerald Incorporated ("CFI" - .25%) (collectively, the "General Partners"). In addition, eSpeed, Inc. ("eSpeed"), a majority owned subsidiary of the Partnership, operates interactive business-to-business vertical electronic marketplaces. At December 31, 2002, the Partnership owned 42% of the outstanding common shares of eSpeed but holds a majority of the voting rights. As a result, the Partnership exercises control over eSpeed and, accordingly, consolidates eSpeed and recognizes a minority interest for the remaining 5% of the shares owned by CFLP and 53% of the shares owned by others.

The consolidated financial statement include the accounts of the Partnership and the subsidiaries the Partnership controls. All significant intercompany account balances and transactions have been eliminated.

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statement. Management believes that the estimates utilized in preparing the financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations, are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. At December 31, 2002, these funds consist primarily of securities purchased under agreements to resell of $39,800,000.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes with the resulting gains and losses included in earnings in the current period. Unrealized gains and losses are reflected in principal transactions revenue. U.S. Government securities owned of $50,265,625 are held for investment purposes with unrealized gains and losses deferred.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased/resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of setoff exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowed and Loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in excess of the market value of the securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Interest: For the year ended December 31, 2002, cash paid for interest, excluding amounts related to matched resale and repurchase transactions, totaled $5,001,363.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis. Internal and external direct costs of application development and obtaining software for internal use are capitalized and amortized over their estimated economic useful lives of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Intangible assets: Intangible assets consist primarily of purchased patents. The costs incurred in filing and defending patents are capitalized when management believes such costs serve to enhance the value of the patent. Patents are amortized from the date of acquisition over the remaining registered life of the patent. Capitalized defense costs related to patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method.

Stock Based Compensation: Awards to employees of options to purchase the common stock of eSpeed are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No expense is recognized for awards under non-compensatory plans. Options and warrants granted to non-employees are accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," where the expense of options or warrants granted is recognized based on the fair value of the options or warrants at the time of the grant.

Income Taxes: For U.S. tax purposes CFS is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. However, the Partnership is subject to Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision. In addition, eSpeed is subject to income tax as a corporation. Some of the Partnership's foreign subsidiaries are taxed as corporations. As such, the provision for taxes includes foreign taxes.

Investments: Investments in which the Partnership has significant influence are accounted for using the equity method.

New Accounting Pronouncements: In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS No.

146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS 146 are effective for disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The Partnership is currently evaluating the impact of FIN 45 on its consolidated financial statements. Additional disclosures are also prescribed for certain guaranteed contracts (see Note 9).

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities – an interpretation of Accounts Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characters of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created after January 31, 2003. The provisions of FIN 46 should be applied to entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Partnership will adopt FIN 46 as required in 2003 and is currently evaluating its impact on its consolidated financial statements.

2. September 11 Events

On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Partnership lost an aggregate of 658 employees (the "September 11 Events").

As a result of the September 11 Events, fixed assets with a book value of approximately $39,262,274 were destroyed. The Partnership had recovered these losses in 2001 through its property insurance and, as such, had not recorded a net loss related to the destruction of its fixed assets. CFLP has received these insurance proceeds and $21,820,051 remains as of December 31, 2002, to be paid to the Partnership and is included in receivables from affiliates in the accompanying statement of financial condition. It is expected that the remaining insurance proceeds will be remitted to the Partnership by CFLP during the year ended 2003.

In addition, the Partnership is in the process of replacing assets that were destroyed in connection with the September 11 Events. The Partnership's property insurance covers full replacement cost of the assets actually replaced. To the extent that the cost of assets replaced exceeds the carrying value of the assets destroyed, the Partnership would record a gain on replacement of assets resulting from potential additional recoveries under the Partnership's property and casualty coverage. However, the Partnership cannot currently estimate the amount or timing of any such gain, if any, and accordingly, no gains on replacement of fixed assets have been recorded during the period.

The Partnership recognized in 2001, a net provision of $19,605,137 for non-property damage related to the September 11 Events. At December 31, 2001, the accrual balance for the September 11 Events was $11,847,167 and at December 31, 2002, no provision remains.

During the year ended December 31, 2002 CFLP received and remitted to the Partnership $40,000,000 of insurance proceeds pursuant to business interruption insurance coverage. Such amount was accrued as income and recognized by the Partnership as of December 31, 2001.

CFLP intends to continue to distribute 25% of its profits, that would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families. These costs will be borne by CFLP and not by the Partnership.

3. Income Taxes

At December 31, 2002, eSpeed has net operating losses ("NOLs") of $13,497,413 which will be available on a carry forward basis to offset future operating income of eSpeed. However, a valuation allowance has been recorded at December 31, 2002 to offset the full amount of the NOLs as realization of this deferred tax benefit is dependent upon generating sufficient taxable income prior to the expiration of the NOLs.

For the year ended December 31, 2002, cash paid for income taxes totaled $7,970,261.

4. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, not yet purchased
U.S. Government securities	$ 54,185,260	$ -
Equities	7,922,716	5,326,968
Corporate bonds and other	2,125,282	-
	64,233,258	5,326,968
Investment securities	8,208,800	-
	$ 72,442,058	$ 5,326,968

Securities owned and securities sold, but not yet purchased are reported on a trade date basis. At December 31, 2002, on a settlement date basis, securities owned of $50,543,975 were pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral. Additionally, securities were pledged as collateral to secure bank loans (see note 7).

Investment Securities represent an investment in the NASDAQ Stock Market, Inc., carried at fair value.

5. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, principally U.S. Government debt issues.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2002, customer securities with a value of $58,112,436 had been received by the Partnership as collateral for customer receivable balances. Of this amount, $39,877,200 was repledged as collateral under Repurchase Agreements in order to finance customers' debit balances. Such collateral is not reflected in the financial statement. At December 31, 2002, customer payables include accounts of officers totaling $1,118,001.

6. Investments and Intangible Assets

Investments: At December 31, 2002, the carrying value of the Partnership's investment in TradeSpark and the limited partnership that invested in Freedom International Brokerage ("Freedom") approximated $593,893 and $7,086,102, respectively, and is included in Investments. At December 31, 2002, the Partnership had outstanding net receivables from TradeSpark of $801,495 and from Freedom of $175,835,which are included in Other Assets.

In accordance with the annual assessment required by Statement of Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets", the carrying value of the Partnership's investment in Tradespark was determined to be greater than its market value.

Intangible Assets: In 2001, eSpeed purchased the exclusive rights to United States Patent No. 4,903,201 (the "Wagner Patent") and Patent No. 5,915,209 (the "Lawrence Patent"). At December 31, 2002, the carrying value of these patents and the related capitalized defense costs was $19,527,505.

On August 6, 2002, eSpeed entered into a Settlement Agreement (the "Settlement Agreement") with Electronic Trading Systems Corporation, the former owner of the Wagner Patent ("ETS"), the Chicago Mercantile Exchange Inc. ("CME") and the Board of Trade of the City of Chicago ("CBOT") to resolve the litigation related to the Wagner Patent. As part of the Settlement Agreement, all parties will be released from the legal claims brought against each other without admitting liability on the part of any party.

Under the terms of the Settlement Agreement, CME and CBOT will each pay $15 million to eSpeed as a fully paid up license, for a total of $30 million. Each $15 million payment includes $5 million, which was received in the three months ended September 30, 2002, and $2 million per year until 2007. Of the $30 million to be received by eSpeed, $5,750,000 may be paid to ETS in its capacity as the former owner of the Wagner Patent. For the year ended December 31, 2002, $2,750,000 was paid to ETS. The net settlement proceeds of $24,250,000 is to be recognized as revenue ratably over the remaining useful life of the patent.

7. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2002, the Partnership had secured bank loans of $35,600,000 for which it had pledged securities, on a settlement date basis, valued at $44,824,456, of which $35,547,606 were firm owned. At December 31, 2002, the Partnership had unsecured bank loans of $87,020,821.

8. Securities Received as Collateral

At December 31, 2002, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received in connection with both Reverse Repurchase Agreements and securities borrowed. The fair value of such collateral at December 31, 2002 was $9.9 billion. In the normal course of business this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy segregation and clearing organization requirements. At December 31, 2002, $9.5 billion of such collateral had been delivered against securities sold short or repledged by the Partnership.

In addition, commodity and derivative customers have pledged securities to the Partnership in order to satisfy firm margin requirements related to customers' open commodity and derivative positions. The Partnership is permitted to repledge such securities. At December 31, 2002, customer and non-customer securities with a market value of $418,612 have been pledged to the Partnership, all of which have been repledged by the Partnership to satisfy the exchange and counterparty margin requirements related to such open positions.

9. Commitments, Contingent Liabilities and Guarantees

Leases: The Partnership and its subsidiaries are obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2016 as follows:

December	Amount
2003	$ 9,362,073
2004	9,159,665
2005	7,132,351
2006	3,803,250
2007	4,046,993
Thereafter to 2016	37,687,618
Total	$71,191,950

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs.

Letter of Credit Agreements: At December 31, 2002, the Partnership, through its subsidiaries, is contingently liable for $41,000,000, under irrevocable uncollateralized letter of credit agreements used in lieu of margin and clearing deposits with clearing organizations.

Guarantees: The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Partnership, in some of which substantial amounts are claimed. In the opinion of the Partnership's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Partnership's financial condition or the results of its operations.

Risk and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of financial markets around the world. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

10. Related Party Transactions

In prior periods, the Partnership has incurred a discretionary management fee from CFLP. For the year ended December 31, 2002, there is no management fee as CFLP has temporarily agreed to suspend this fee. The Partnership advances funds to CFLP and its affiliates for their operations. At December 31, 2002, net amounts owed from CFLP, its affiliates and other related parties were $98,807,965.

Under the services agreements between eSpeed, TradeSpark, Freedom and Municipal Partners, LLC (the "LLC"), eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services, and TradeSpark, Freedom or the LLC provides voice assisted brokerage services, fulfillment services such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully electronic transactions, eSpeed receives 65% of the transaction revenues and TradeSpark or Freedom receives 35% of the transaction revenues, and eSpeed and the LLC each receive 50% of the fully electronic revenues related to municipal bonds. In general, for voice-assisted brokerage transactions, eSpeed receives 35% of the transaction revenues.

Under those services agreements, eSpeed has agreed to provide TradeSpark, Freedom and the LLC technology support services and use of the related intellectual property rights. In general, eSpeed charges TradeSpark, Freedom, and the LLC the actual direct and indirect costs, including overhead, of providing such services and receives payment on a monthly basis.

In order to provide incentives to trade on the TradeSpark electronic marketplace, eSpeed issued shares and warrants to the energy market participants in TradeSpark. The Partnership will recognize non-cash charges related to the issuance of these shares, if and when they are converted over the six-year period ending October 1, 2006, which non-cash charges could aggregate $53,644,800 if all conditions are met, as defined, and all shares converted. For the year ended December 31, 2002, no such additional non-cash charges were recognized.

The Cantor Fitzgerald Relief Fund ("CFRF") was established to provide assistance to the families of victims of the September 11 Events. For the year ended December 31, 2002, the Partnership made contributions to the CFRF by contributing 820,000 shares of eSpeed Class A common stock which had a carrying value approximating $3,100,355 and eSpeed also contributed $500,000 to the CFRF.

11. Employee Benefit Plans

eSpeed Inc. Deferral Plan: Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Partnership's portion of the expenses associated with the administration of the Plan is currently paid by CFLP at its option.

Incentive Unit Bonus Plan: Under the terms of an Incentive Unit Bonus Plan (the "Incentive Plan") of CFLP, certain employees of the Partnership may be granted bonus awards, which consist of Limited Partner Units of CFLP and certain related CFLP payments (the "Awards"). On the date of any Award, the Partnership recognizes compensation expense equal to the full amount of the Award, and establishes a corresponding liability to CFLP.

Employee Stock Purchase Plan: The Partnership, through its eSpeed subsidiary, has adopted a qualified Employee Stock Purchase Plan (the "ESPP") to permit eligible eSpeed employees to purchase shares of eSpeed common stock at a discount. At the end of each quarterly purchase period, as defined, accumulated payroll deductions are used to purchase stock at a price determined by a Stock Purchase Plan Administrative Committee, which will generally not be less than 85% of the lowest market price at various defined dates during the purchase period. eSpeed has reserved 425,000 shares of Class A common stock for issuance under the ESPP. In October 2001, eSpeed suspended the ESPP.

Long-Term Incentive Plan: eSpeed has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan (the "LT Plan") which provides for awards in the form of: 1) either incentive stock options or non-qualified stock options ("NQSOs"); 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation; and 6) other awards, the value of which is based in whole or in part upon the value of eSpeed's common stock.

The Compensation Committee of eSpeed's Board of Directors administers the LT Plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of eSpeed and its affiliates. All awards in 2002 were made to employees, officers or directors of eSpeed.

12. eSpeed Options and Warrants

The fair value of options and warrants was estimated using a modified Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because eSpeed's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options or warrants.

For the year ended December 31, 2002, the weighted average grant date fair value of employee stock options granted was $6.42 estimated using a modified Black-Scholes pricing model and assumptions as to risk-free interest rate, expected life, and expected volatility of 3.25%, three to eight years, and 80%, respectively.

The following table provides details relating to eSpeed's stock options and warrants outstanding as of December 31, 2002.

Range of Exercise prices (in $)	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (in years)	Number Exercisable	Weighted Average Exercise Price
5.10 to 11.03	3,841,946	$ 5.81	8.8	725,973	$ 5.43
12.28 to 18.26	4,314,149	15.25	7.8	1,605,827	15.94
18.99 to 28.44	7,449,614	22.15	4.6	6,058,227	22.16
28.88 to 43.06	1,746,842	33.37	6.6	351,598	35.52
43.38 to 77.00	376,379	45.30	7.0	197,480	46.32
	17,728,930	$ 18.90	6.5	8,939,105	$ 20.03

13. Municipal Partners

On January 30, 2002, the Partnership, sold its municipal bond brokering business, including assets associated with the Municipal Partners Inc. acquisition, to the LLC, a company organized by former employees of the Partnership in exchange for, among other things, a special membership interest in the LLC. No gain or loss was recognized at the time of this transaction. In addition, the Partnership loaned $1,000,000 on a secured basis to the LLC, which is included in other assets in the accompanying Statement of Financial Condition, bearing interest at 6% and maturing at various dates through 2007.

In July 2002, the LLC obtained its broker dealer license and ceased clearing transactions through the Partnership. In October 2002, the LLC commenced an arbitration against the Partnership relating to, among other things, certain charges associated with a Transition Agreement between the parties. The parties have agreed to submit this dispute to non-binding mediation.

At December 31, 2002, management continues to believe the investment in the LLC is not impaired and is properly recorded at its carrying value of $1,787,500.

14. Regulatory Requirements

As a registered U.S. Government securities broker-dealer under Section 15C of the Securities Exchange Act of 1934 (the "Act"), CFS is subject to the financial responsibility requirements of Section 402.2 of the Act which requires the maintenance of liquid capital to total haircuts, as defined, to be in excess of 1.2 to 1. At December 31, 2002, the liquid capital, minimum liquid capital required, excess liquid capital and ratio of liquid capital to haircuts for the Partnership were $70,599,315, $6,243,659, $64,355,656 and 13.57 to 1, respectively.

For the year ended December 31, 2002, the Partnership performed the computations for the assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computations set forth under SEC Rule 15c3-3. At December 31, 2002, no deposit was required to be made with respect to the PAIB reserve computation.

The Partnership's subsidiaries in which it is a general partner, Cantor Fitzgerald & Co., Cantor Fitzgerald Partners and eSpeed's subsidiaries, eSpeed Government Securities, Inc. and eSpeed Securities, Inc. are registered broker-dealers with the Securities and Exchange Commission, are subject to various regulatory requirements and restrictions and, accordingly, must maintain minimum capital, as defined. Six foreign subsidiaries of the Partnership, Cantor Fitzgerald International, Cantor Fitzgerald Europe, Cantor Fitzgerald (Italy) Limited, Cantor Fitzgerald Index Limited, Cantor

Fitzgerald Energy Europe Limited and Martin International Securities, are regulated by the Financial Services Authority in the United Kingdom. The capital and minimum capital required of each subsidiary at December 31, 2002 are set forth below:

At December 31, 2002	Capital	Required Capital	Excess Capital
eSpeed Government Securities, Inc.	$ 109,148,670	$ 25,000	$ 109,123,670
Cantor Fitzgerald & Co.	30,455,431	1,573,914	28,881,517
Cantor Fitzgerald International	62,428,476	43,484,921	18,943,555
Cantor Fitzgerald Europe	28,085,128	14,684,174	13,400,954
eSpeed Securities, Inc.	6,998,090	318,506	6,679,584
Cantor Fitzgerald Partners	2,601,133	100,000	2,501,133
Cantor Fitzgerald Index Limited	8,481,354	7,193,612	1,287,742
Martin International Securities	1,460,504	851,670	608,834
Cantor Fitzgerald (Italy) Limited	1,171,252	648,196	523,056
Cantor Fitzgerald Energy Europe Limited	671,625	562,868	108,757

The regulatory capital requirements referred to above may restrict the Partnership's ability to withdraw capital from its subsidiaries.

15. Financial Instruments and Off-Balance Sheet Risks

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as U.S. and foreign government and equity securities, corporate obligations, options and warrants. For the year ended December 31, 2002, principal transaction revenue was primarily attributable to proprietary positions in equity financial instruments in conjunction with the Partnership's institutional equity business.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the consolidated statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into financial futures contracts to provide an economic hedge for the Partnership's Reverse Repurchase Agreements and Repurchase Agreements and proprietary inventory positions against interest rate fluctuations and foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in principal transaction revenues. The gross notional or contract amounts of these derivative financial instruments and fair value (carrying amount) of the related assets, which are exclusively equity options at December 31, 2002, are $1,990,880 and $101,329, respectively.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker and dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and Securities Borrowed are carried at the contract amount, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

* * * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

March 1, 2003

Cantor Fitzgerald Securities
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Cantor Fitzgerald Securities (the "Partnership") for the year ended December 31, 2002 (on which we have issued our report dated March 1, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Section 405.2 of the regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; (3) in determining compliance with the exemptive provisions of Section 403.4 and; (4) in making the periodic computations for proprietary accounts of introducing brokers.

The management of the Partnership is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 (b) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Partnership's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Department of Treasury's objectives.

As noted in our supplemental report on internal control for the year ended December 31, 2001 (which such report was dated June 28, 2002), the events of September 11, 2001 caused significant disruption in the Partnership's internal control resulting in certain material inadequacies that continued in 2002, as more fully described in that report, which the Partnership had cured as of the date of that report.

This report is intended solely for the information and use of management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies which rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP